UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39843

Near Intelligence, Inc.

(Exact name of registrant as specified in its charter)

100 W Walnut St., Suite A-4

Pasadena, California

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value per share

Warrants, each exercisable for one share of Common Stock for $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

*	As previously disclosed, on December 8, 2023, Near Intelligence, Inc. (the “Company”) and certain of its subsidiaries (such subsidiaries being Near Intelligence LLC, Near North America, Inc. and Near Intelligence Pte. Ltd. and collectively with the Company, the “Debtors”), filed voluntary petitions under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (such court, the “Court” and such cases, the “Cases”). On March 15, 2024, the Court entered an order confirming the Further Modified Third Amended Combined Disclosure Statement and Chapter 11 Plan of Liquidation for Near Intelligence, Inc. and Its Affiliated Debtors, dated March 13, 2024 (as amended, modified, or supplemented from time to time, the “Plan”). On March 27, 2024 (the “Effective Date”), the Debtors filed a Notice of Effective Date with the Court and the Plan became effective in accordance with its terms. As of the Effective Date, and in accordance with the Plan, all outstanding shares of common stock of the Company (including shares of common stock issuable under equity awards granted under the Company’s equity incentive plans) and all outstanding warrants exercisable for common stock of the Company have been canceled and discharged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Near Intelligence, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 27, 2024

NEAR INTELLIGENCE, INC.

By:	/s/ John Faieta
	Name:	John Faieta
	Title:	Authorized Signatory